UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D/A
             Under the Securities Exchange Act of 1934

                       Westmoreland Coal Company
   _______________________________________________________________
                           (Name of Issuer)

                Common Stock, par value $2.50 per share
   _______________________________________________________________
                    (Title of Class of Securities)

                               960878106
   _______________________________________________________________
                 (CUSIP Number)

                       Frank E. Williams, Jr.
                        2789-B Hartland Road
                     Falls Church, Virginia 22043
                            (703) 641-4612
 ________________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                           March 1, 2000
 ________________________________________________________________
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960878106





1       NAME OF REPORTING PERSON  Frank E. Williams, Jr.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        ###-##-####
----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|

----------------------------------------------------------------
3       SEC USE ONLY
----------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        PF
----------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
----------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
----------------------------------------------------------------
                      7      SOLE VOTING POWER
                                 271,643
                      -------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                    0
    BENEFICIALLY      -------------------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                     271,643
     REPORTING        -------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER
        WITH                     0
 ----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                                 271,643

 ----------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  (See Instructions) |_|

 ----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.20%
 ----------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
          IN

1.      NAME OF REPORTING PERSON  Guy Orlando Dove, III
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        ###-##-####
 ----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|
 ----------------------------------------------------------------
3       SEC USE ONLY

 ----------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        PF, AF
 ----------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
 ----------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
 ----------------------------------------------------------------
                      7      SOLE VOTING POWER
                                256,411
                     --------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                   10,000
    BENEFICIALLY     --------------------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                    256,411
     REPORTING
       PERSON        *--------------------------------------------
        WITH         10     SHARED DISPOSITIVE POWER
                                0
 ----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
        266,411
 ----------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
        (See Instructions) |_|
 ----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.14%
 ----------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

         IN,AF

1       NAME OF REPORTING PERSON  Wynnefield Partners Small Cap
        Value L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        13-3688497
 ----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|
 ----------------------------------------------------------------
3       SEC USE ONLY
 ----------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC
 ----------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
 ----------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
 ----------------------------------------------------------------
                      7      SOLE VOTING POWER
                               244,453
                      -------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                  0
    BENEFICIALLY      -------------------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                   244,453
     REPORTING
       PERSON         -------------------------------------------
        WITH          10     SHARED DISPOSITIVE POWER
                               0
 ----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
        244,453
 ----------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
         (See Instructions) |_|
 ----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.88%
 ----------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
          PN

1       NAME OF REPORTING PERSON  Wynnefield Partners Small Cap
        Value L.P. I
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        13-3953291
 ----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|
 ----------------------------------------------------------------
3       SEC USE ONLY
 ----------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC
 ----------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
 ----------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
 ----------------------------------------------------------------
                      7      SOLE VOTING POWER
                                 322,847
                      -------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                    0
    BENEFICIALLY      -------------------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                     322,847
     REPORTING
       PERSON         -------------------------------------------
        WITH          10     SHARED DISPOSITIVE POWER
                                 0
 ----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                                 322,847
 ----------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES         (See Instructions) |_|
 ----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.80%
 ----------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
          PN

1       NAME OF REPORTING PERSON  Wynnefield Small Cap Value
        Offshore Fund Ltd
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 ---------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|
 ---------------------------------------------------------------
3       SEC USE ONLY
 ---------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC
 ---------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
 ---------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
 ---------------------------------------------------------------
                      7      SOLE VOTING POWER
                              132,700
                     -------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                 0
    BENEFICIALLY     -------------------------------------------
      OWNED BY
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING                132,700
       PERSON        -------------------------------------------
        WITH          10     SHARED DISPOSITIVE POWER
                              0
 ----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                              132,700
 ----------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES         (See Instructions) |_|
 ----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.56%
 ----------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
          PN

AS TO ALL REPORTING PERSONS:

This amendment to Schedule 13D is filed to update information as to the Group filing that Schedule. Except as amended hereby, the responses to the Items of the Schedule as previously reported remain in effect.

Mr. R. Bentley Offutt has ceased to be a member of the Group.

Item 1.   Security and Issuer.

    This Statement relates to shares of common stock, par value $2.50 per share (the "Shares"), of Westmoreland Coal Company, a Delaware corporation (the "Issuer"). Included as shares of common stock owned in the figures set forth, except where specifically noted otherwise, are the equivalent number of common shares into which Depository Shares of Series
A Convertible Exchangeable Preferred Stock, $1 par value per Preferred Share are convertible. Each Depository Share is convertible into approximately 1.7078 shares of Common Stock. The percentages of Common Stock owned have been calculated by dividing: (1) the number of Common shares thus calculated by
(2) the number of outstanding shares of Common Stock as shown on the issuer's most recent Form 10-Q.

     The aggregate number of shares beneficially owned by the members of the Group identified in this filing is 1,228,054, or 14.47% of the common stock as calculated above (8,485,558 shares).

     The response to this Item 1 is applicable to and incorporated by reference into the response of each reporting person set forth below.

Item 4.  Purpose of Transaction.

     The reporting persons (the "Group") have decided to work together to enhance shareholder value.

     The Group does not plan to acquire additional securities or dispose of securities presently owned. However, each member of the Group reserves the right to acquire additional securities or dispose of securities as market conditions may warrant.

     The response to this Item 4 is applicable to and incorporated by reference into the response of each reporting person set forth below.










INFORMATION ABOUT EACH REPORTING PERSON FOLLOWS:

AS TO FRANK E. WILLIAMS, JR.:

Item 1.  Security and Issuer.  See Item 1 under "As to All
Reporting Persons" above.

Item 2. Identity and Background. No change from previous filing.

Item 3.  Source and Amount of Funds or Other Consideration

Since previously reported, the Williams Family Partnership has purchased 34,500 common shares and 1,000 Depositary
Shares with funds from its margin account.

Item 4.  Purpose of Transaction.  See Item 4 under "As to All
Reporting Persons" above.

Item 5.  Interest in Securities of the Issuer

See the Cover Page for information concerning the number and percentage of the outstanding shares beneficially owned by Mr. Williams. Of the 271,643 shares shown as being beneficially owned by Mr. Williams, 245,500 shares are actually Common Stock and the remaining 26,143 shares are the calculated equivalent number of shares of Common Stock obtainable from the 15,308 Depository Shares which he owns.

Of the Common shares beneficially owned by Mr. Williams, he owns directly 10,000 shares, 21,000 shares are owned by his wife, Billie Z. Williams, 40,000 shares by his father (for whom Mr. Williams has power of attorney as to the shares), F. Everett Williams, 169,500 shares by the William Family Limited Partnership, a Virginia entity, of which Mr. Williams is the general partner, 5,000 shares by the Williams Family Foundation, a Virginia charitable entity, of which Mr. Williams is the president. 1,506 of the Depository shares are owned by
F. Everett Williams and 13,802 by the Williams Family Limited
Partnership.

Neither Mr. Williams nor any of the persons or entities has had any transactions in the securities in the past 60 days.

  AS TO GUY ORLANDO DOVE, III

Item 1.  Security and Issuer.  See Item 1 under "As to All
Reporting Persons" above.

Item 2. Identity and Background. No change from previous filing.

Item 3.  Source and Amount of Funds or Other Consideration

Since previously reported, Mr. Dove has purchased 31,000 common shares from his personal funds and Pinnacle Oil Company has purchased 5,000 common shares from its working capital.

Item 4.  Purpose of Transaction.  See Item 4 under "As to All
Reporting Persons" above.

Item 5.  Interest in Securities of the Issuer

See the Cover Page for information concerning the number and percentage of the outstanding shares beneficially owned by Mr. Dove. The 10,000 shares shown as being beneficially owned by Mr. Dove through shared voting power are owned by his adult children, Guy O. Dove, IV and Hilary P. Dove. Of the 256,411 shares over which Mr. Dove has sole voting power, 215,000 are Common shares owned directly by him, 17,288 shares are the calculated equivalent number of shares of Common Stock obtainable from the 10,123 Depository shares owned directly by him, 19,000 shares are Common Stock owned by Pinnacle Oil Company and 5,123 are the calculated equivalent number of shares of Common Stock obtainable from the 3,000 Depository shares owned by Pinnacle.

Pinnacle Oil Company purchased 500 common shares on January 6,
2000, 3,900 common shares on January 7, 2000 and 600 common shares on January 10, 2000, all at 3-1/8 per share.

AS TO WYNNEFIELD PARTNERS SMALL CAP VALUE L.P. I, WYNNEFIELD
PARTNERS SMALL CAP VALUE L.P., AND WYNNEFIELD SMALL CAP OFFSHORE
FUND LTD:

Item 1.  Security and Issuer.  See Item 1 under "As to All
Reporting Persons" above.

Item 2. Identity and Background. No change from previous filing.

Item 3.  Source and Amount of Funds or Other Consideration.

Since previously reported, Wynnefield Partners Small Cap Value, LP ("Partnership") purchased 2,200 shares of common, Wynnefield Partners Small Cap Value, LP1 ("Partnership 1") purchased 2,900 shares of common, and Wynnefield Partners Small Cap Value Offshore Fund, Ltd. ("Offshore Fund") purchased 1,000 shares of common. Each entity purchased the shares from its working capital. In addition, each entity sold all of its remaining Depositary shares to the Issuer pursuant to the Issuer's second tender offer for such shares, in October 1999.

Item 4. Purpose of Transaction.  See Item 4 under "As to All
Reporting Persons" above.

Item 5.  Interest in Securities of the Issuer.

(a) The information concerning the number, percentages of, and nature of beneficial ownership of shares owned by each of the entities contained on the cover sheet of this filing for each entity, is incorporated herein by reference.

(b) Mr. Nelson Obus controls each of the entities (see previous filings) and, as such, has sole voting and investment control over all shares owned by the entities.

(c) Neither Mr. Obus nor the entities has had any transactions in the Issuer's securities during the past 60 days.

AS TO ALL MEMBERS OF THE GROUP INCLUDED IN THIS FILING:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Other than the understanding that each person or entity named in Item 2 of the above schedules will direct their votes to elect a new board of directors which will be selected by consensus, there are no contracts, understandings or relationships with respect to securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

None
                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Date:  March 1, 2000       /S/Frank E. Williams, Jr.
                                    __________________________
                                      Frank E. Williams, Jr.

       Date:  March 1, 2000       /S/Guy O. Dove, III
                                   ___________________________
                                      Guy O. Dove, III

       Date:  March 1, 2000    WYNNEFIELD PARTNERS SMALL CAP
                                   VALUE L.P. I
                                   By: WYNNEFIELD CAPITAL
                                       MANAGEMENT, LLC.

                                        as general partner
                                       By:   /S/ NELSON OBUS
                                             ---------------
                                               Nelson Obus
                                             Managing Member

        Date:  March 1 2000   WYNNEFIELD PARTNERS SMALL CAP
                                   VALUE L.P.
                                     By: WYNNEFIELD CAPITAL
                                       MANAGEMENT, LLC,
                                       as general partner
                                       By:  /S/ NELSON OBUS
                                            ---------------
                                              Nelson Obus
                                            Managing Member

        Date:  March 1, 2000   WYNNEFIELD SMALL CAP VALUE
                                  OFFSHORE FUND LTD
                                   By: WYNNEFIELD CAPITAL, INC.,
                                       as general partner
                                       By:  /S/ NELSON OBUS
                                            ---------------
                                              Nelson Obus
                                               President